Filed by Apollo Strategic Growth Capital

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Subject Company: Apollo Strategic Growth Capital

File No.: 001-39576

Date: December 3, 2021

The following includes communication materials used by the GBT JerseyCo Limited (“GBT”) Investor Relations team when communicating with GBT employees, third-party partners and the media beginning on December 3, 2021, in connection with the public announcement of the proposed business combination with Apollo Strategic Growth Capital (the “Business Combination”):

Announcement Day Interview Key Messages / Talk Track:

The below talking points are intended for use by GBT spokespeople engaging with media around the Company’s announcement of the entry into the business combination.

Key messages

•	American Express Global Business Travel is the world’s leading B2B travel plaform in the $1.4 trillion, fragmented corporate travel industry

•	This is an exciting day for us – going public via a business combination with the Apollo Strategic Growth Capital SPAC represents the inflection point in the business travel recovery and endorsement of our leadership position and opportunity

•	Going public will accelerate our growth plans, giving us additional investment capacity and the flexibility to create more value, choice and experiences for customers.

GBT differentiation, business overview, growth strategy

•	New strategic and institutional investors including Zoom, Sabre and Apollo were attracted to the differentiated investment opportunity American Express GBT offers

o	Leading B2B travel platform, with strong brand and strategic shareholders
o	Unique model with strong customer and supplier value proposition enabled by cutting-edge technology
o	Multiple avenues to accelerate growth and create value
o	Well-positioned for recovery in the large and resilient travel sector
o	Proven value creation through M&A and operational expertise
o	Strong financial performance, with proven track record of growth and profitability

•	GBT today is a very diversified business with a strong value prop as companies of all sizes restart travel programs

o	Digitally-oriented: we have a proprietary end-to-end digital solution and innovation hub powering omni-channel service platform
o	Leading Meetings and Events solutions provider
o	Leading Travel and Entertainment (“T&E”) and expense management software
o	Egencia acquisition further strengthens presence in the high-value U.S. Small and Medium Enterprise (“SME”) segment and adds leading digital platform

•	Going public will position GBT to accelerate its growth strategy

o	It will give us the investment capacity and flexibility to create opportunities for our business, colleagues and partners

Transaction and financial details

•	We expect to raise more than a billion dollars in funding and are partnering with a strong, experienced player in the SPAC process

o	The transaction implies a pro forma market capitalization of approximately $5.3 billion and a pro forma enterprise valuation for GBT of approximately $5 billion
o	Apollo Strategic Growth Capital is a strong partner, affiliated with an experienced alternative asset manager of more than $400 billion of assets under management

o	We retain the backing of current shareholders: American Express, Expedia and Certares.
o	The transaction is expected to close in the first half of 2022, subject to the satisfaction of customary conditions to closing.

ENDS

Subject: American Express GBT plans to go public in 2022 | Message from Paul Abbott

To: All colleagues

I am excited to announce that American Express Global Business Travel has signed an agreement to become a public company listed on the New York Stock Exchange (NYSE) next year. This will be yet another positive step on our growth journey and a defining moment in our company’s history.

Becoming a public company will accelerate our growth plans, giving us additional investment capacity and the flexibility to create more value, choice and experiences for customers. It will create more opportunities for colleagues to share in the success of our business. With our technology, people and ambition, American Express GBT has a winning formula as we lead the restart of travel.

And investors agree. As part of the process, we expect to secure more than $1 billion in financing from new strategic and institutional investors. Upon closing the transaction, Zoom, Sabre and Apollo are among a group that joins American Express, Expedia Group and Certares on the existing investor roster. It’s a strong vote of confidence in our future.

Our path to going public

American Express GBT will become a public company by entering into a business combination with an already publicly traded special purpose acquisition company (SPAC), Apollo Strategic Growth Capital [NYSE: APSG]. We will become a public company when the deal completes, which we currently anticipate will occur in the first half of next year. APSG’s sponsor, Apollo, has significant experience with the SPAC process and manages more than $400 billion in assets.

Next steps and important guidelines

Today’s announcement is just the first step. There is much to be done between now and when the transaction closes. And as we move through the process, we must follow SEC guidelines that govern what we say about our SPAC plans and, more generally, about our performance. This means we can only use approved language when speaking about our plans.

Our communications throughout the process will be highly regulated, but we will keep you updated in our regular channels. You'll find more information and resources in The Lounge.

Defining the future

It’s an exciting time for the American Express GBT family. However, our number one priority remains supporting customers and leading the restart of travel. It is our dedication to delivering unrivalled value, choice and experiences to customers that will define the future of our industry.

Paul Abbott
Chief Executive Officer

* What have we announced today?

We have started the process for American Express Global Business Travel to become a public company listed on the New York Stock Exchange. Today, we announced our entry into a business combination with Apollo Strategic Growth Capital (APSG), a public company and already listed on the New York Stock Exchange. The proposed transaction is expected to close in the first half of 2022, subject to the satisfaction of customary conditions to closing.

* Why is American Express GBT doing this? What are the benefits?

This is a positive next step on our growth journey. Becoming a public company will accelerate our growth plans, giving us additional investment capacity and the flexibility to create more value, choice and experiences for customers. With our technology, people and ambition, we have a winning formula as we lead the restart of travel. We have a tremendous runway for growth, and going public will fuel our plans.

* What does this mean for GBT colleagues?

Going public is a catalyst for accelerating growth, which will create more opportunities for colleagues to share in the success of the business.

From a practical perspective, there will be different financial reporting rules, and our commercial and operational performance will become more transparent to the public. For now, it’s business as usual. Even after we go public, there will be limited changes to the way we operate.

Please note there are SEC rules on sharing information about our plans to go public and more generally about our business performance and outlook. Please see The Lounge for more information.

* Who is APSG?

Apollo Strategic Growth Capital (APSG) is a special purpose acquisition company (SPAC). American Express GBT will become public by combining with APSG, which is already a public company. Apollo Global Management (Apollo) is a strong and experienced partner who currently manages more than $400 billion in assets. Apollo is one of the world’s most sophisticated institutional investors and has 30+ years of industry leading performance. It is ideally suited for American Express GBT since it has significant experience and expertise in the travel and technology industry. We are excited it has joined our already-strong bench of shareholders.

Is this why American Express GBT acquired Egencia?

American Express GBT acquired Egencia as part of our long-term growth strategy and to deliver our customer promise of unrivaled value, choice and experiences. Bringing Egencia into the GBT family has created the best team in travel, and we are well positioned to define the future of our industry.

* Will there be any changes to leadership?

At this time, there are no changes to leadership.

* Are we changing our name to Global Business Travel Group?

While we will adopt a new corporate name, Global Business Travel Group, as a publicly traded company, we will continue to proudly operate as American Express Global Business Travel for customers, colleagues and partners.

Why go through a SPAC transaction instead of a traditional initial public offering (IPO)?

We believe a SPAC offers us the best way to go public. It has enabled us to partner with a strategic investor like Apollo, which has valuable travel industry experience and expertise. It also allowed us to have meaningful conversations about the future of travel with potential investors, which would not have been possible as part of a traditional IPO.

ENDS

On December 2, 2021, American Express GBT has signed an agreement to become a public listed company on the New York Stock Exchange in 2022.

•	This is yet another positive step on our growth journey and a momentous milestone for American Express GBT.

•	Upon closing the transaction, we will be the world’s largest publicly traded B2B travel platform.

•	And it’s a strong vote of confidence in our company’s future.

•	We currently expect to close the transaction in the first half of 2022, subject to the satisfaction of customary conditions to closing.

Going public will position American Express GBT to accelerate its growth strategy

•	It will provide additional investment capacity and flexibility to create more value, choice and experiences for customers.

•	It will create more opportunities for colleagues to share in the success of the business.

We're following the SPAC process to become a publicly traded company.

•	We will be combining with an already publicly traded company: Apollo Strategic Growth Capital (APSG)

•	APSG is a special purpose acquisition company (SPAC). SPACs are companies that do not have operations in the typical sense and are set up to facilitate companies going public.

•	The SPAC process is an alternative to a more traditional IPO (initial public offering).

We expect to raise more than a billion dollars in funding and are working with a strong, experienced player in the SPAC process.

•	Apollo Global Management (Apollo) is a strong and experienced partner, managing more than $400 billion in assets

•	We will have new strategic investors, including Zoom and Sabre.

•	We retain the backing of current shareholders: American Express, Expedia Group and Certares

There are still many regulatory and deal closing steps in the months ahead, during which we must follow certain SEC guidelines.

•	Today is just one step in the process before we can trade publicly.

•	Once all the regulatory filings are complete, there will be a shareholder vote by APSG.

•	During this time, we need to take care with what we say about the transaction and our SPAC plans, as well as more generally about our business performance and outlook.

•	This includes posting on social media and talking to anyone externally, including customers and suppliers. There is more guidance in The Lounge.

Going public is exciting but not our immediate priority.

•	While this is an exciting time for American Express GBT, our priority remains leading the restart of travel and supporting our customers.

•	It’s been another challenging year, and we need to stay focused on ending the year strongly.

•	As our customers continue to ramp up the return to travel, we have a fantastic opportunity to support them with unrivaled value, choice and experiences.

Updates and progress

•	Look out for updates in regular communications channels, including the ICYMI (in case you missed it) weekly newsletter and the dedicated space in The Lounge.

ENDS

TWITTER

We’re excited to share that today we announced our intention to go public through a business combination with Apollo Strategic Growth Capital. This combination is expected to create the world's largest publicly traded B2B travel platform. Read the full press release here: [LINK]

LINKEDIN

We’re excited to share that today we announced our intention to go public through a business combination with Apollo Strategic Growth Capital. This combination is expected to create the world's largest publicly traded B2B travel platform.

The proposed transaction is expected to be completed in the first half of 2022 subject to the satisfaction of customary closing conditions.

Read the full press release here: [LINK]

Supplier team email

EMAIL SUBJECT: GSP update on GBT plans to go public on the NYSE

Dear Colleagues,

By now you should have seen the all-colleagues communication or The Lounge story announcing that GBT has signed a business combination agreement with Apollo Strategic Growth Capital (APSG) to become a public company listed on the New York Stock Exchange (NYSE) next year, subject to the satisfaction of customary conditions to closing. This will be yet another positive step on our growth journey and a defining moment in our company’s history.

Becoming a public company will accelerate our existing growth strategy, while providing additional investment capacity and the flexibility to create more value, choice and experiences for customers and partners. With our technology, people and ambition, GBT has a winning formula as we lead the restart of travel.

As part of the process, we expect to secure more than $1 billion in financing from new strategic and institutional investors. Upon closing of the transaction, Apollo, Ares, HG Vora, Sabre and Zoom are among a new group of investors committed to joining American Express Company, Certares and Expedia Group on the existing investor roster. It’s a strong vote of confidence in our future.

How does this impact GSP teams?

We must all follow the US Securities & Exchange Commission (SEC) guidelines that govern what we say about our SPAC plans and, more generally, about our business performance and outlook. This means we can only use approved language (including with suppliers) when speaking about our plans to go public.

Our communications throughout the process will be highly regulated, but we will keep you updated in our regular channels, including The Lounge.

Meanwhile, it’s business as usual. Even after we go public, there will be limited changes to the way we operate as a company, and we anticipate little or no change to how we work with supplier partners. Your number one priority remains supporting your supplier partners and leading the return to travel.

What do I need to do next?

At your discretion, you may share the attached supplier message with your supplier partners.   If you have any further questions, please review the resources and information in The Lounge.

Thank you,

[signature]

Supplier email

EMAIL SUBJECT: American Express Global Business Travel plans to go public on the NYSE

Dear [SUPPLIER NAME],

Today American Express Global Business Travel (GBT) announced it has signed a business combination agreement with Apollo Strategic Growth Capital (APSG) to become a public company listed on the New York Stock Exchange (NYSE) next year, subject to the satisfaction of customary conditions to closing. More information is available in the press release here.

This will be yet another positive step on GBT’s growth journey. Becoming a public company will accelerate our existing growth strategy, while providing additional investment capacity and the flexibility to create more value, choice and experiences for customers and supplier partners. With our technology, people and ambition, GBT has a winning formula as we lead the restart of travel.

As part of the process, we expect to secure more than $1 billion in financing from new strategic and institutional investors. Upon closing of the transaction, Apollo, Ares, HG Vora, Sabre and Zoom are among a new group of investors committed to joining American Express Company, Certares and Expedia Group on the existing investor roster. It’s a strong vote of confidence in our future and the future of managed business travel.

Meanwhile, it’s business as usual. Even after we go public, there will be limited changes to the way we operate and to our relationship with you. Our number one priority remains supporting you and our clients as we lead the return to travel and meetings.

Please do contact me if you have any questions.

With regards,

[Signature]

EMAIL SUBJECT: American Express Global Business Travel plans to go public on the NYSE

Dear [TPN Partner],

Today, American Express Global Business Travel (GBT) announced it has signed a business combination agreement with Apollo Strategic Growth Capital (APSG) to become a public company listed on the New York Stock Exchange (NYSE) next year, subject to the satisfaction of customary conditions to closing. More information is available in the press release here.

This will be yet another positive step on GBT’s growth journey. Becoming a public company will accelerate our existing growth strategy, while providing additional investment capacity and the flexibility to create more value, choice and experiences for customers. With our technology, people and ambition, GBT has a winning formula as we lead the restart of travel.

As part of the process, we expect to secure more than $1 billion in financing from new strategic and institutional investors. Upon closing of the transaction, Apollo, Ares, HG Vora, Sabre and Zoom are among a new group of investors committed to joining American Express Company, Certares and Expedia Group on the existing investor roster. It’s a strong vote of confidence in our future and the future of managed business travel.

Meanwhile, it’s business as usual. Even after we go public, there will be limited changes to the way we operate and to our relationship with you. Our number one priority remains supporting our clients and partners as we lead the return to travel and meetings.

Please do contact me if you have any questions.

With regards,

[Signature]

Commercial – GSE cover message:

EMAIL SUBJECT: Keeping You Informed: Commercial update on GBT plans to go public on the NYSE

Dear Colleagues,

By now you should have seen the all-colleagues communication or The Lounge story announcing that GBT has signed a business combination agreement with Apollo Strategic Growth Capital (APSG) to become a public company listed on the New York Stock Exchange (NYSE) next year, subject to the satisfaction of customary conditions to closing. This will be yet another positive step on our growth journey and a defining moment in our company’s history.

Becoming a public company will accelerate our existing growth strategy, while providing additional investment capacity and the flexibility to create more value, choice and experiences for customers. With our technology, people and ambition, GBT has a winning formula as we lead the restart of travel.

As part of the process, we expect to secure more than $1 billion in financing from new strategic and institutional investors. Upon closing of the transaction, Apollo, Ares, HG Vora, Sabre and Zoom are among a new group of investors committed to joining American Express Company, Certares and Expedia Group on the existing investor roster. It’s a strong vote of confidence in our future.

How does this impact Commercial teams?

We must all follow the US Securities & Exchange Commission (SEC) guidelines that govern what we say about our SPAC plans and, more generally, about our business performance and outlook. This means we can only use approved language (including to our clients) when speaking about our plans to go public.

Our communications throughout the process will be highly regulated, but we will keep you updated in our regular channels – via your leaders, GSE communications and The Lounge. We will also update relevant RFP language in GBT Discover.

Meanwhile, it’s business as usual. Even after we go public, there will be limited changes to the way we operate as a company, and we anticipate little or no change to how we work with clients. Your number one priority remains supporting your customers and leading the return to travel and meetings.

As a CGM, what action is required of me?

At your discretion, you may share the attached client-facing message with your clients.

If you have any further questions, please review the resources and information in The Lounge – if you can’t find an answer, please speak with your leader or email us.

Thank you,

Global Sales Enablement

EMAIL SUBJECT: American Express Global Business Travel plans to go public on the NYSE

Dear [CLIENT NAME],

Today American Express Global Business Travel (GBT) announced it has signed a business combination agreement with Apollo Strategic Growth Capital (APSG) to become a public company listed on the New York Stock Exchange (NYSE) next year, subject to the satisfaction of customary conditions to closing. More information is available in the press release here.

This will be yet another positive step on GBT’s growth journey. Becoming a public company will accelerate our existing growth strategy, while providing additional investment capacity and the flexibility to create more value, choice and experiences for our clients. With our technology, people and ambition, GBT has a winning formula as we lead the restart of travel.

As part of the process, we expect to secure more than $1 billion in financing from new strategic and institutional investors. Upon closing of the transaction, Apollo, Ares, HG Vora, Sabre and Zoom are among a new group of investors committed to joining American Express Company, Certares and Expedia Group on the existing investor roster. It’s a strong vote of confidence in our future and the future of managed business travel.

Meanwhile, it’s business as usual. Even after we go public, there will be limited changes to the way we operate and to our relationship with you. Our number one priority remains supporting you and your travelers as we lead the return to travel and meetings.

Please do contact me if you have any questions.

With regards,

[Client Manager Name]

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this communication, including market size and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “predicts,” “projects,” “should,” “could,” “would,” “may,” “will,” “continue,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of GBT and Apollo Strategic Growth Capital (“APSG”) as of the date of this communication, and may include, without limitation, changes in general economic conditions as a result of COVID-19, all of which are accordingly subject to change. Any such estimates, assumptions, expectations, forecasts, views or opinions set forth in this communication should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements contained in this communication are subject to a number of factors, risks and uncertainties, some of which are not currently known to GBT or APSG. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of APSG’s Annual Report on Form 10-K/A filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2021 (the “Annual Report”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from expected results contained in the forward-looking statements.

Most of these factors are outside APSG’s and GBT’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against APSG or GBT following the announcement of the transaction; (2) the inability to complete the Business Combination, including due to the inability to concurrently close the Business Combination and the PIPE or due to failure to obtain approval of the shareholders of APSG; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (6) costs related to the Business Combination; (7) changes in the applicable laws or regulations; (8) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (9) the impact of the global COVID-19 pandemic; and (10) other risks and uncertainties described in APSG’s Annual Report. APSG and GBT caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither APSG nor GBT undertakes or accepts any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or purchase, or a solicitation of an offer to sell, buy or subscribe for, any securities in any jurisdiction, or a solicitation of any proxy, vote, consent or approval relating to the Business Combination or otherwise in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions.

2

Additional Information and Where to Find It

In connection with the proposed Business Combination, APSG intends to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus and a preliminary proxy statement, and after the registration statement is declared effective, APSG will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. APSG’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about GBT, APSG and the proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of APSG as of a record date to be established for voting on the proposed Business Combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Apollo Strategic Growth Capital, 9 West 57th Street, 43rd Floor, New York, NY 10019, Attention: James Crossen, (212) 515-3200.

Participants in the Solicitation

APSG and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of APSG with respect to the Business Combination. Information regarding APSG’s directors and executive officers is contained in APSG’s Annual Report on Form 10-K/A for the year ended December 31, 2020, which was filed with the SEC on November 29, 2021. Additional information regarding such participants will be contained in the proxy statement/prospectus relating to the proposed Business Combination and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

GBT and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from APSG’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the proxy statement/prospectus relating to the proposed Business Combination when available.